News Release 18-03

February 22, 2018
SSR MINING REPORTS FOURTH QUARTER AND YEAR-END 2017 RESULTS
VANCOUVER, B.C. - SSR Mining Inc. (NASDAQ: SSRM) (TSX: SSRM) (“SSR Mining”) reports consolidated financial results for the fourth quarter and year ended December 31, 2017.

Paul Benson, President and CEO said, “2017 was another strong year for SSR Mining, generating $145 million of operating cash flow from more than 370,000 gold equivalent ounces of annual production. Our relentless focus on Operational Excellence has allowed us to meet or exceed our annual production and cost guidance for the sixth consecutive year, while our successful track record in exploration led to another year of reserve growth and mine life extension.”
“Looking ahead, 2018 is an exciting year for SSR Mining with the ramping up of the Chinchillas mine and continued growth in production at Seabee. Our current mine plans forecast consolidated production to rise by 27% from this year to over 410,000 gold equivalent ounces in 2021, and this is before we evaluate a potential expansion at Marigold, and any increase resulting from our investment in brownfields exploration. We are fully funded to achieve this growth with $460 million in cash at year-end, allowing us to continue creating value for our shareholders.”

Fourth Quarter and Year-End 2017 Highlights:
(All figures are in U.S. dollars unless otherwise noted)

▪
Strong financial performance: Generated cash from operations of $144.7 million in 2017 and increased our cash position by $132.7 million to $459.9 million. Generated net income of $71.5 million or $0.58 per share and adjusted net income of $40.1 million or $0.34 per share.

▪
Achieved annual production and cost guidance: Met or exceeded initial guidance for the sixth consecutive year by delivering gold equivalent production of over 370,000 ounces at cash costs of $703 and AISC of $972 per payable gold equivalent ounce sold in 2017.

▪
Continued our track record of Mineral Reserves increases at Marigold and Seabee: Successful exploration activities in 2017 increased gold Mineral Reserves, after depletion, at the Marigold mine by 350,000 ounces to 3.2 million ounces and at the Seabee Gold Operation by 80,000 ounces to 440,000 ounces, the latter at 21% higher average gold grade.

▪
Delivered record annual gold production at Seabee: The mine achieved the highest annual production in its 27-year history, producing 83,998 ounces of gold in 2017, at the upper end of our upwardly revised annual guidance. Annual cash costs and AISC were $602 and $843 per payable ounce of gold sold, respectively.

SSR Mining Inc.	PHONE +1 604.689.3846	Suite 800 - 1055 Dunsmuir Street
www.ssrmining.com	TOLL FREE +1 888.338.0046	PO Box 49088
Vancouver, BC, Canada V7X 1G4

▪
Strong production at Marigold: Delivered quarterly gold production of 52,768 ounces, 36% higher than the third quarter of 2017, resulting in annual production of 202,240 ounces of gold in 2017. Reported annual cash costs of $647 per payable ounce of gold sold, at the lower end of our improved guidance, and AISC of $896 per payable gold ounce sold.

▪
Exceeded annual production guidance at Puna Operations: Exceeded the upper end of our upwardly revised annual production guidance with 6.2 million ounces of silver produced, reflecting strong performance of stockpiles processed. Annual cash costs were $13.07 per payable silver ounce sold, at the lower end of annual guidance. Reported AISC of $14.30 per payable silver ounce sold.

▪
Extended Pirquitas operating life: Formed Puna Operations joint venture, extending the anticipated Pirquitas operating life by eight years. Received approval of the Environmental Impact Assessment for the Chinchillas project in 2017 with development activities now underway.

▪
Enhanced financial strength: Generated $36 million of cash in the fourth quarter of 2017, our ninth consecutive quarter of increasing cash for total liquidity of more than $640 million, including marketable securities and our revolving credit facility.

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Marigold Mine, U.S.

	Three months ended				Total
Operating data	December 31, 2017	September 30, 2017	June 30, 2017	March 31, 2017	2017	2016
Total material mined (kt)	13,979	20,311	17,985	16,736	69,011	75,093
Waste removed (kt)	8,136	13,149	11,075	11,062	43,422	51,480
Total ore stacked (kt)	5,843	7,162	6,910	5,674	25,589	23,613
Strip ratio	1.4	1.8	1.6	1.9	1.7	2.2
Mining cost ($/t mined)	1.98	1.52	1.67	1.65	1.68	1.50
Gold stacked grade (g/t)	0.37	0.31	0.31	0.42	0.35	0.45
Processing cost ($/t processed)	1.08	0.89	0.82	0.89	0.92	0.78
Gold recovery (%)	74.0	72.0	73.0	74.0	73.0	72.0
General and admin costs ($/t processed)	0.51	0.40	0.42	0.52	0.46	0.46

Gold produced (oz)	52,768	38,699	55,558	55,215	202,240	205,116
Gold sold (oz)	51,420	38,818	57,426	52,528	200,192	204,315

Realized gold price ($/oz) (1)	1,269	1,270	1,265	1,214	1,254	1,255

Cash costs ($/oz) (1)	699	684	632	585	647	647
AISC ($/oz) (1)	1,001	979	833	799	896	960

Financial data ($000s)
Revenue	65,217	49,395	72,451	63,762	250,825	256,817
Income from mine operations	12,777	11,189	21,373	21,327	66,666	80,672
Capital expenditures	8,194	3,855	5,272	3,043	20,364	30,531
Capitalized stripping	5,712	6,056	4,350	6,745	22,863	32,624
Exploration expenditures (2)	1,208	1,130	1,538	1,024	4,900	5,120

(1)
We report the non-GAAP financial measure of cash costs per payable ounce of gold sold, realized gold prices and all-in sustaining costs ("AISC") to manage and evaluate operating performance at the Marigold mine. For a better understanding and a reconciliation of these measures to cost of sales, as shown in our consolidated statements of comprehensive income, please see “Non-GAAP and Additional GAAP Financial Measures” in section 10 of our management's discussion and analysis for the year ended December 31, 2017 (“MD&A”).

(2)	Includes capitalized and expensed exploration expenditures.

Mine production

In 2017, the Marigold mine produced 202,240 ounces of gold, achieving the upper end of our revised production guidance. This compares to 205,116 ounces of gold produced in 2016.

Material mined during the year totaled 69.0 million tonnes, 8% lower compared to the record tonnage moved in 2016, due to adverse weather conditions in the first quarter of 2017 and a lower mining rate in the fourth quarter as discussed below. The mine achieved a record 25.6 million tonnes of ore stacked on leach pads in 2017.

During the fourth quarter of 2017, a total of 14.0 million tonnes of material were mined, down 31% from the third quarter due to planned maintenance of the rope shovel and operational shut-downs and interruptions resulting from the fatal incident in October. The operation focused on addressing

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the leaching constraints related to clay ore encountered in the second half of the year. Multiple actions were implemented resulting in improvement of the leach pad operation over the last three months of the year. A combination of ore blending, adding surfactants to reduce ponding and improving ripping practices have allowed solution application rates to return to normal and recovery rates to expected levels. This was reflected in the increased gold production in the fourth quarter.

Approximately 5.8 million tonnes of ore were delivered to the heap leach pads at a gold grade of 0.37 g/t during the fourth quarter. This compares to 7.2 million tonnes of ore delivered to the heap leach pads at a gold grade of 0.31 g/t in the third quarter. Gold grade mined in the fourth quarter was 19% higher than the third quarter due to mining deeper in the current phase of the Mackay pit. The strip ratio declined to 1.4:1 in the quarter, a 22% reduction compared to the previous quarter.

In the fourth quarter of 2017, the Marigold mine produced 52,768 ounces of gold, 36% higher than the previous quarter.

Mine operating costs

Cash costs and AISC per payable ounce of gold sold are non-GAAP financial measures. Please see “Cautionary Note Regarding Non-GAAP Measures”.

Cash costs, which include all costs of inventory, refining costs and royalties, of $699 per payable ounce of gold sold in the fourth quarter of 2017 were 2% higher than the previous quarter primarily due to higher production unit costs. Total mining costs of $1.98 per tonne in the fourth quarter of 2017 were 30% higher than in the previous quarter due to fewer tonnes mined for reasons described above. Processing and general and administrative unit costs were 21% and 28% higher, respectively, in the fourth quarter of 2017 than in the third quarter of 2017 due to lower tonnes mined and processed. Processing and general and administrative costs were comparable on an absolute basis in the current and preceding quarter while mining costs were lower. Cash costs of $647 per payable ounce of gold sold in 2017 were comparable to 2016, as we mined more ore tonnes which offset the lower ore grade.

AISC increased in the fourth quarter of 2017 to $1,001 per payable ounce of gold sold from $979 in the third quarter due to increased capital spending mostly related to mobile equipment and construction of a new leach pad expansion. AISC of $896 per payable ounce of gold sold in 2017 decreased from $960 in 2016, primarily due to lower capital investments and lower capitalized stripping.

Mine sales

A total of 51,420 ounces of gold were sold at an average realized price of $1,269 per ounce during the fourth quarter of 2017, an increase of 32% from the 38,818 ounces of gold sold at an average realized price of $1,270 per ounce during the third quarter of 2017. The increase in sales was a function of increased gold production. In 2017, gold sales decreased marginally and totaled 200,192 ounces, compared to 204,315 ounces in 2016.

Exploration

Exploration at Marigold in 2017 was successful with significant growth in Mineral Reserves and Resources compared to the end of 2016. Mineral Reserves, after depletion, increased by 12% to

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total 3.2 million gold ounces and Measured and Indicated Mineral Resources (inclusive of Mineral Reserves) increased by 10% to 5.7 million gold ounces.

Exploration during the fourth quarter of 2017 targeted growth of Mineral Reserves and Resources proximal to, and within, planned open pits. During the quarter we completed 16,000 meters of drilling in 50 reverse circulation ("RC") holes at the Mackay pit and within the Red Dot area. Drilling was also completed in East Basalt, Valmy and the Showdown target. RC drilling for the year totaled 54,814 meters in 188 RC holes with one core hole completed over 1,128 meters.

Initial exploration of the Showdown target area during the fourth quarter, yielded several encouraging intervals of shallow low grade gold mineralization between the East Basalt deposit and the Valmy deposits that is outside the current Mineral Resource estimate. The known zone of mineralization has been extended below and east of the current resource pit at East Basalt based on drill results.

Positive results were received within the Mineral Resource portions of the Red Dot deposit. This drilling is expected to be beneficial in converting areas of Inferred Mineral Resources to Indicated Mineral Resources where the current drill spacing required additional data. This drilling has, to date, confirmed the geologic interpretation.

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Seabee Gold Operation, Canada

	Three months ended				Total	Period from Acquisition to December 31, 2016 (1)
Operating data	December 31, 2017	September 30, 2017	June 30, 2017	March 31, 2017	2017
Total ore milled (t)	89,237	84,315	84,469	72,394	330,415	186,138
Ore milled per day (t/day)	970	916	928	804	905	870
Gold mill feed grade (g/t)	8.89	7.03	7.97	9.22	8.25	7.44
Mining costs ($/t mined)	66	74	60	68	68	65
Processing costs ($/t processed)	24	22	20	23	23	20
Gold recovery (%)	97.4	97.2	97.3	97.7	97.4	96.7
General and admin costs ($/t processed)	61	53	50	59	54	43

Gold produced (oz)	24,227	18,058	20,690	21,023	83,998	46,574
Gold sold (oz)	23,969	21,798	17,909	22,411	86,087	50,446

Realized gold price ($/oz) (2)	1,276	1,269	1,257	1,233	1,259	1,271

Cash costs ($/oz) (2,3)	605	634	592	574	602	639
AISC ($/oz) (2,3)	776	775	831	990	843	823

Financial data ($000s)
Revenue	30,571	27,652	22,502	27,609	108,334	64,826
Income from mine operations	2,923	3,643	4,083	4,995	15,644	8,206
Capital expenditures	920	799	711	4,760	7,190	1,926
Capitalized development	2,301	1,314	2,165	2,514	8,294	5,377
Exploration expenditures (4)	1,187	1,253	1,566	1,953	5,959	2,152

(1)
The data presented in this column is for the period from May 31, 2016, to December 31, 2016, the period for which we were entitled to all economic benefits of the Seabee Gold Operation following our acquisition of Claude Resources Inc. ("Claude Resources").

(2)
We report the non-GAAP financial measures of realized gold prices, cash costs and AISC per payable ounce of gold sold to manage and evaluate operating performance at the Seabee Gold Operation. For a better understanding and a reconciliation of these measures to cost of sales, as shown in our consolidated statements of comprehensive income, please see “Non-GAAP and Additional GAAP Financial Measures” in section 10 of our MD&A.

(3)
The non-GAAP financial measure of cash costs per payable ounce of gold sold from the Seabee Gold Operation in 2016 was adjusted to eliminate the adjustment of inventory to fair value as at the date of our acquisition of Claude Resources.

(4)	Includes capitalized and expensed exploration expenditures.

Mine production

The Seabee Gold Operation produced 83,998 ounces of gold in 2017, marking record annual production in its 27-year history, resulting from an improved milling rate and higher gold grades.

In 2017, the operation milled 330,415 tonnes of ore, another operating record, due largely to our ongoing Operational Excellence initiatives. During the year, average gold mill feed grade was 8.25 g/t, 11% higher compared to the average gold grade milled in in the period from acquisition to

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December 31, 2016. The Santoy mine supplied 82% of ore milled, predominantly from long hole stopes, with the remaining ore sourced from the Seabee mine.

In the fourth quarter of 2017, the operation produced 24,227 ounces of gold, a 34% increase compared to the previous quarter and a quarterly record mainly due to record throughput and higher gold grades.

A record 89,237 tonnes of ore were milled during the fourth quarter at an average gold grade of 8.89 g/t and recovery of 97.4%. This compares to a total of 84,315 tonnes of ore milled at an average gold grade of 7.03 g/t and recovery of 97.2% in the third quarter of 2017. During the fourth quarter, the mill maintained a higher throughput of 970 tonnes per day, a record quarterly performance. The Santoy mine supplied approximately 72% of total ore milled in the fourth quarter of 2017, with the remainder sourced from the Seabee mine.

Mine operating costs

Cash costs and AISC per payable ounce of gold sold are non-GAAP financial measures. Please see “Cautionary Note Regarding Non-GAAP Measures”.

Cash costs per payable ounce of gold sold, which include all costs of inventory, refining costs and royalties, were $605 in the fourth quarter of 2017, lower than the $634 in the third quarter of 2017 due to higher production. Costs per tonne mined were $66 in the fourth quarter of 2017, 11% lower than in the previous quarter due to higher tonnes mined and more operating costs capitalized to underground development. Processing and general and administrative unit costs were higher by 9% and 15%, respectively, in the fourth quarter of 2017 compared to the third quarter of 2017, mainly due to the stronger CAD. Cash costs per payable ounce of gold sold in 2017 were $602, lower than the $639 per payable ounce sold in 2016, mainly due to higher gold mill feed grade.

AISC per payable ounce of gold sold were $776 in the fourth quarter of 2017, comparable to $775 in the third quarter, as lower cash costs was offset by higher underground capital development. In 2017, AISC per payable ounce of gold sold increased to $843 from $823 for the period from acquisition to December 31, 2016, due to higher underground capital development, capital expenditures and sustaining exploration, which was partially offset by higher ounces of gold sold.

Mine sales

A total of 23,969 ounces of gold were sold at an average realized price of $1,276 per ounce of gold during the fourth quarter of 2017. This compares to 21,798 ounces of gold sold in the third quarter of 2017 at an average realized price of $1,269 per ounce of gold. The increase in sales was a function of increased gold production. Gold sales totaled 86,087 ounces in 2017 compared to 50,446 ounces in 2016, with the increase mainly due to the shorter comparative period of seven months in 2016. Realized prices were marginally lower in 2017 than in 2016.

Exploration

For 2017, the Seabee Gold Operation undertook a program of underground and surface drilling with the objective of increasing and converting Mineral Resources to Mineral Reserves at Santoy and demonstrating the exploration potential of several drill-ready targets for discovery of mineralization to utilize nearby infrastructure. The success of these in-mine programs is reflected in the growth of Mineral Reserves after depletion reported at the end of 2017 compared to the end

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of 2016. Mineral Reserves increased by 21% to total 437,000 ounces and Measured and Indicated Mineral Resources (inclusive of Mineral Reserves) increased by 19% to 681,000 ounces of gold with gains realized at Santoy Gap and Santoy 8. Inferred Mineral Resources of 674,000 ounces increased by 34,000 ounces despite conversion.

During the fourth quarter of 2017, we completed 15,050 meters of underground diamond drilling for a total of 61,180 meters for the year to explore further the extensions to the Santoy 8A and Santoy Gap deposits. From surface, we completed 14,840 meters of drilling for the year exploring Carr, Herb Lake and another 10,506 meters exploring the upper reaches of Santoy Gap and Santoy 8A.

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Puna Operations, Argentina (75% interest)
(amounts presented on 100% basis unless otherwise stated)

	Three months ended				Total
Operating data	December 31, 2017	September 30, 2017	June 30, 2017	March 31, 2017	2017	2016
Ore milled (kt)	442	461	446	449	1,798	1,774
Silver mill feed grade (g/t)	125	153	185	145	152	235
Processing cost ($/t milled)	13.53	11.92	12.94	13.66	13.00	14.41
Silver recovery (%)	66.0	67.8	73.5	72.6	70.3	77.8
General and admin costs ($/t milled)	5.74	4.81	5.00	5.22	5.19	5.99

Silver produced ('000 oz)	1,169	1,541	1,947	1,520	6,177	10,422
Silver produced (attributable) ('000 oz) (1)	877	1,156	1,777	1,520	5,330	10,422
Silver sold ('000 oz)	820	2,076	1,655	1,443	5,994	11,397
Silver sold (attributable) ('000 oz) (1)	615	1,557	1,473	1,443	5,088	11,397

Realized silver price ($/oz) (2)	16.96	16.77	17.31	17.35	17.10	17.05

Cash costs ($/oz) (2,3)	16.36	12.76	12.15	12.68	13.07	9.00
AISC ($/oz) (2,3)	18.30	13.56	12.78	14.82	14.30	10.21

Financial Data ($000s)
Revenue	12,093	28,958	22,029	26,534	89,614	169,343
Income from mine operations	5,490	7,690	4,006	13,767	30,953	65,128
Capital expenditures (4)	917	1,006	420	2,261	4,604	10,260
Exploration expenditures (4)	—	—	—	—	—	65

(1)
Attributable production and sales figures for the third and fourth quarter of 2017 are on 75% attributable basis. Attributable production and sales for the second quarter of 2017 represent 100% for April and May 2017 and 75% for June 2017.

(2)
We report the non-GAAP financial measures of cash costs per payable ounce of silver sold, realized silver prices and AISC to manage and evaluate operating performance at Puna Operations. For a better understanding and a reconciliation of these measures to cost of sales, as shown in our consolidated statements of income, please see “Non-GAAP and Additional GAAP Financial Measures” in section 10 of our MD&A.

(3)
Cash costs and AISC per payable ounce of silver sold include stockpile inventory costs previously incurred of $5.30 for the three months ended December 31, 2017 (September 31, 2017 - $5.20, June 30, 2017 - $3.30, March 31, 2017 - $2.00) and $3.90 for the year ended December 31, 2017.

(4)	Does not include exploration or development of the Chinchillas project.

Mine production

In 2017, the operation produced a total of 6.2 million ounces of silver, exceeding our increased annual production guidance. This was largely due to stockpile grades and metallurgical performance exceeding plan.

During the year, ore was milled at an average rate of 4,927 tonnes per day. Stockpile ore milled contained an average silver grade of 152 g/t, higher than planned. While the average silver recovery of 70.3% was lower than the previous year due to planned lower silver mill feed grade, it was above our planned recovery for the year.

In the fourth quarter of 2017, silver production of 1.2 million ounces declined relative to the third quarter, as expected, due to processing lower grade stockpile ore.

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During the fourth quarter, ore was milled at an average rate of 4,800 tonnes per day. Ore milled contained an average silver grade of 125 g/t, 18% lower than the 153 g/t reported in the third quarter of 2017 as we continue to process lower grade stockpiles. The average silver recovery in the fourth quarter was 66.0%.

Mine operating costs

Cash costs and AISC per payable ounce of silver sold are non-GAAP financial measures. Please see “Cautionary Note Regarding Non-GAAP Measures”.

Cash costs, which include cost of inventory, treatment and refining costs, provincial royalties and by-product credits, were $16.36 per payable ounce of silver sold in the fourth quarter of 2017, 28% higher than the $12.76 per payable ounce of silver sold in the third quarter of 2017 principally due to lower production resulting from lower silver grades of the stockpiled ore processed. In the fourth quarter of 2017, cash costs included approximately $5.30 per payable ounce of stockpile inventory costs that were previously incurred.

Cash costs per payable ounce of silver sold in 2017 increased, as anticipated, to $13.07 from $9.00 in 2016, as 2017 was impacted by the cessation of mining activities at the Pirquitas property in January, resulting in processing lower grade stockpiles for the remainder of the year.

AISC per payable ounce of silver sold in the fourth quarter of 2017 were at $18.30 compared to $13.56 in the third quarter due to higher cash costs and lower volumes sold. AISC of $14.30 per payable ounce of silver sold in 2017 were higher than $10.21 per payable ounce of silver sold in 2016 due to higher cash costs and higher capital investments per ounce sold.

Mine sales

Silver sales totaled 0.8 million ounces and attributable sales were 0.6 million in the fourth quarter of 2017, a 61% decrease from the third quarter of 2017, due to lower production in the fourth quarter of 2017 and timing of concentrate shipments which led to an increase in concentrate inventories. Silver sales for the year totaled 6.0 million ounces and attributable share of silver sales in 2017 was 5.1 million ounces. This compares to 11.4 million ounces of silver sold in 2016.

Exploration

There was no exploration activity at the Pirquitas property during 2017 as we focused on advancing the Chinchillas project.

Chinchillas Project, Argentina

Since the initiation of development activities in June 2017, project execution is well underway with purchase commitments made for critical long lead equipment including a geodesic stockpile cover, tailings and reclaim water pumps, piping, pre-fabricated electrical rooms and all mining and supporting mobile equipment.

The Chinchillas mine Environmental Impact Assessment ("EIA") approval was received in December 2017 including final negotiations on land leases and community commitments.

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Construction contracts were issued for tender with negotiations underway and award expected through the first quarter of 2018. These contracts include concrete and earthworks and general electromechanical installation at Pirquitas, and infrastructure buildings at Chinchillas, including administration buildings, truck shop, diesel and explosives storage and distribution systems. The mine pre-stripping has been advanced with further detailed planning on pioneering activities. Pre-stripping and construction contractors are anticipated to mobilize in the first quarter of 2018 with delivery of ore to the Pirquitas mill in the second half of 2018.

Other Projects

SIB project, Canada

We recently announced plans to continue with the exploration program committing to a $3.2 million drill program of approximately 10,000 meters planned for 2018. The SIB exploration project is located near the high-grade, past-producing Eskay Creek mine in northwest British Columbia. We hold a three-year option to acquire up to a 60% undivided interest in the project and have met the first year spending requirement of $2.9 million.

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Outlook

This section of the news release provides management's production, cost, capital, exploration and development expenditure estimates for 2018. See "Cautionary Note Regarding Forward-Looking Statements."
For the full year 2018, we expect:

Operating Guidance		Marigold mine	Seabee Gold Operation	Puna Operations (75% interest)(4)
Gold Production	oz	190,000 - 210,000	85,000 - 92,000	—
Silver Production	Moz	—	—	3.0 - 4.4
Silver Production (attributable)	Moz	—	—	2.3 - 3.3
Lead Production	Mlb	—	—	7.0 - 12.5
Lead Production (attributable)	Mlb	—	—	5.3 - 9.4
Zinc Production	Mlb	—	—	5.5 - 7.5
Zinc Production (attributable)	Mlb	—	—	4.1 - 5.6
Cash Cost per Payable Ounce Sold (1)	$/oz	725 - 775	560 - 610	12.50 - 15.00
Sustaining Capital Expenditures (2)	$M	35	10	10
Capitalized Stripping / Capitalized Development	$M	15	9	10
Exploration Expenditures (3)	$M	9	9	1

(1)
We report the non-GAAP financial measure of cash costs per payable ounce of gold and silver sold to manage and evaluate operating performance at the Marigold mine, the Seabee Gold Operation and Puna Operations. See “Cautionary Note Regarding Non-GAAP Measures”.

(2)	Sustaining capital expenditures for Puna Operations exclude initial capital expenditures related to the development of the Chinchillas project.

(3)	Includes capitalized and expensed exploration expenditures.

(4)	Shown on a 100% basis unless otherwise indicated.

On a consolidated basis, at the mid-point of guidance, we expect to produce 340,000 gold equivalent ounces in 2018 at gold equivalent cash costs of between $715 and $770 per ounce. On an attributable basis, we expect to produce 325,000 gold equivalent ounces in 2018 at gold equivalent cash costs of between $705 and $760 per ounce.

Marigold production is expected to remain at or near the levels achieved in 2017 as the mine benefits from sustaining higher mining rates and expanded leach pad infrastructure. Due to the ongoing positive operating performance, cash cost guidance of $725 to $775 per payable gold ounce is materially lower than that forecast in the 5-year Outlook published in September 2016. Sustaining capital expenditures are expected to total approximately $35 million including $18 million for maintenance and purchase of mobile fleet and $10 million for leach pad construction and pumping upgrades. Quarterly production is expected to range between 40,000 ounces and 60,000 ounces of gold during the year. Production in the first quarter is expected to be near the lower end and production in the fourth quarter near the upper end of the range, due to higher amount of gold ounces stacked in the first half of the year and faster leaching in the second half of the year associated with the new leach pad. Capitalized stripping is expected to total $15 million with the majority to be incurred in the second half of the year as the mine commences stripping the next phase of the Mackay pit.

Since the release of our Outlook in early January and in addition to the above, we have approved the purchase of four 300 tonne class haul trucks for Marigold at a cost of $22 million for expected service in the third quarter of 2018. Upon review of the Mineral Reserves added in 2017 that

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identified a wider and deeper mining phase within the Mackay pit, the truck purchase accommodates the required longer haul distances and stripping requirements while utilizing available loading capacity. Although the additions to the trucking fleet will not change the production profile significantly from that presented in the 5-Year Outlook, these purchases are expected to increase production capacity to enable potential increased annual production of over 250,000 ounces in 2022 and facilitate the mining of the increased Mineral Reserves identified in 2017.

At the Seabee Gold Operation, we expect to build on the mine’s record 2017 operating performance and continue the implementation of the development and expansion scenario contemplated in the Preliminary Economic Assessment (the "PEA"), which was published in October 2017. Our focus remains on increasing production from the Santoy mine to support higher mill throughput levels and lower unit costs. The original Seabee mine is expected to be closed by mid-2018 after remnant ore extraction and removal of infrastructure, contributing in part to the lower unit costs. Gold production is expected to increase by approximately 5% while cash costs per payable ounce of gold is expected to further decline.

Sustaining capital expenditures of $10 million at the Seabee Gold Operation include additions to the underground and surface mobile equipment fleet, tailings expansion and upgrade to site camp infrastructure to support the longer mine life, all expenditures contemplated in the PEA. Capitalized development of $9 million is principally related to Santoy decline development and to establish stations for underground definition and exploration drilling.

With the receipt of permits in December 2017 to construct the Chinchillas project, Puna Operations will complete development of this deposit in 2018 to materially extend its operating life. Consistent with the pre-feasibility study on this high return project, project development expenditures are expected to total $81 million, with $70 million remaining to be invested in 2018. Our 75% share of project capital before VAT is, therefore, $53 million for 2018. First ore delivery to the Pirquitas mill is expected in the second half of 2018 with sequential ramp up through the remaining months of 2018. Once Chinchillas ore is being processed, Puna Operations will produce lead-silver and zinc concentrates. The operation is expected to produce between 3.0 million and 4.4 million ounces of silver in 2018, with approximately 1.6 million ounces of production anticipated in the first half of the year based solely on processing of stockpiles and Chinchillas production anticipated in the second half of 2018.

Due to the success of our 2016 and 2017 exploration programs and consistent with our strategy to invest in our assets, we are increasing exploration investment at the Marigold mine and Seabee Gold Operation to $9 million at each asset. Marigold mine exploration will target infill drilling of higher grade zones within the Mackay pit and commence a more focused program on the Red Dot deposit among additional ongoing programs. The Seabee Gold Operation exploration programs are focused in three areas, including infill drilling and exploration at Santoy Gap, exploration on the Seabee land package for new deposits, including follow-up on the 2017 Carr project results, and initial drill programs on the Fisher property. Exploration at Puna Operations, SIB, Perdito and other projects as well as property holding costs amount to $10 million for a total exploration and development investment of $28 million in 2018.

Gold equivalent figures for our 2018 operating guidance are based on gold-to-silver ratio of 73:1. Cash costs and capital expenditures guidance is based on an oil price of $60 per barrel and exchange rate of 1.25 Canadian dollar ("CAD") to U.S. dollar ("USD").

SSR Mining Inc.	PAGE 13

Consolidated Financial Summary
(presented in thousands of U.S, dollars, except for per share value)

Selected Financial Data (1)
	Three Months Ended December 31		Year Ended December 31
	2017	2016	2017	2016
	$	$	$	$
Revenue	107,881	127,317	448,773	490,986
Income from mine operations (1)	21,190	27,456	113,263	154,006
Gross margin	20%	22%	25%	31%
Operating income (1)	19,937	23,506	101,332	112,605
Net income	16,850	12,132	71,466	64,957
Basic attributable income per share	0.14	0.10	0.58	0.63
Adjusted attributable income before tax (1)	3,542	32,707	46,281	116,778
Adjusted attributable net income (1)	2,862	30,750	40,074	100,302
Adjusted basic attributable income per share (1)	0.02	0.26	0.34	0.97
Cash generated by operating activities	45,175	74,130	144,725	170,684
Cash used in investing activities	(9,633)	(24,042)	(15,494)	(43,264)
Cash generated by (used in) financing activities	1,942	336	4,601	(11,064)

Financial Position	December 31, 2017		December 31, 2016
Cash and cash equivalents	459,864		327,127
Marketable securities	114,001		148,944
Current assets - total	799,597		704,240
Current liabilities - total	71,466		144,306
Working capital	728,131		559,934
Total assets	1,537,454		1,438,688

(1)
We report non-GAAP measures including income from mine operations, operating income, adjusted attributable income before tax, adjusted attributable net income, adjusted basic attributable income per share,, to manage and evaluate our operating performance. Please see “Cautionary Note Regarding Non-GAAP Measures”.

Quarterly financial summary

Revenue in the fourth quarter of 2017 decreased by 15% relative to the comparative quarter in 2016, as 39% higher payable ounces sold from the Seabee Gold Operation and 2% higher realized gold price were more than offset by 16% lower payable gold ounces of gold sold from the Marigold mine and 69% lower payable ounces of silver sold from Puna Operations. The increase in sales from the Seabee Gold Operation in the fourth quarter of 2017, compared to the fourth quarter of 2016, was a result of higher production due to higher gold grade of ore mined and increased mill throughput, while at Puna Operations the reduction was due to the decrease in production associated with planned processing of lower grade stockpiles. At the Marigold mine, the gold grade stacked in the current quarter was lower than in the comparative quarter and the mine experienced operational shut downs due to planned maintenance and the fatal incident in October 2017.

Income from mine operations in the fourth quarter of 2017 generated a gross margin of 20%, comparable to the 22% gross margin generated in the fourth quarter of 2016. In the fourth quarter of 2017, the higher cost of sales at Puna Operations, where we are processing lower grade stockpiles, and the higher costs of sales at both the Marigold mine and the Seabee Gold Operation,

SSR Mining Inc.	PAGE 14

which resulted mainly from higher depreciation and depletion, were offset by higher realized gold price and the positive impact of non-cash inventory provision reversal of $6.3 million. In the comparative quarter, income from mine operations was negatively impacted by a non-cash adjustment to inventory and restructuring costs reflecting the cessation of mining from the San Miguel pit at Puna Operations totaling $9.4 million. Net income for the fourth quarter of 2017 was $4.7 million higher than the comparative quarter due to income tax recoveries, which offset lower income from mine operations and higher interest expense resulting from interest incurred on our moratorium liability in Argentina.

Cash generated by operating activities was $45.2 million in the fourth quarter of 2017 compared to $74.1 million in the fourth quarter of 2016. Lower sales at higher unit costs at the Marigold mine and Puna Operations, partially offset by higher sales at similar costs at Seabee Gold Operation, generated lower cash from operating activities. We used $9.6 million in investing activities in the fourth quarter of 2017 compared to $24.0 million in the fourth quarter of 2016. Our use of cash for investing was lower in the fourth quarter of 2017, because our investment in property, plant and equipment of $15.4 million, was lower than $23.6 million in the comparative quarter of 2016, and we received $14.2 million from the sale of common shares of Pretium Resources Inc. ("Pretium") and $1.2 million from our joint venture partner for its share of the development costs of Chinchillas.

Annual financial summary

Revenue in 2017 compared to 2016 was lower by 9% despite the 12% increase in gold payable ounces sold, as we owned the Seabee Gold Operation for the whole year in 2017, as it was more than offset by 47% lower payable ounces of silver sold, as a result of planned processing of lower grade stockpiles at Puna Operations. Gold and silver realized prices were comparable in both periods.

Income from mine operations in 2017 generated a gross margin of 25%, lower than the 31% in 2016, as lower sales of silver and higher cost of sales at the Marigold mine and Puna Operations were partially offset by lower cost of sales at the Seabee Gold Operation. In the year ended December 31, 2017, the release of a supplies inventory provision at Puna Operations and the resolution of our export duty claim in Argentina resulted in a $10.5 million reduction to cost of sales. In the year ended December 31, 2016, income from mine operations was negatively impacted by a restructuring provision in relation to the cessation of mining in the San Miguel pit at Puna Operations and other non-cash adjustments to inventory totaling $9.4 million. Net income for the year ended December 31, 2017, was 10% higher than 2016 as it was positively impacted by an impairment reversal of the Pirquitas plant of $24.4 million resulting from its operating life extension following the formation of Puna Operations.

Cash generated from operating activities was $144.7 million in 2017, compared to $170.7 million in 2016. Lower silver volumes sold at higher unit costs at Puna Operations and payment of $16.9 million into the Argentina tax moratorium system, generated lower cash from operations. We used $15.5 million in investing activities in the year ended December 31, 2017, compared to $43.3 million used in the comparative period of 2016. There were a number of non-recurring transactions that impacted our investing cash flows in both years. In 2017, we received proceeds of $68.6 million from disposal of a portion of our common shares of Pretium and paid $13.0 million for our option exercise on the Chinchillas project. In 2016, we received $16.8 million of cash as part of the acquisition of the Seabee Gold Operation and a tax refund from the Canada Revenue Agency of $18.2 million. In 2017 compared to 2016, investment in plant and equipment was also lower by $13.4 million, we invested less in capitalized stripping at the Marigold mine by $9.8 million and

SSR Mining Inc.	PAGE 15

incurred $11.4 million on the Chinchillas project. In the year ended December 31, 2016, we repaid $17.6 million of bank loans which related to the acquisition of Claude Resources Inc. ("Claude Resources") and the bank loan in Argentina.

Corporate Summary

SSR Mining is equipped with an experienced management team of mine-builders and operators with proven capabilities. We have an enviable balance sheet with $459.9 million in cash and cash equivalents and $114.0 million in marketable securities as at December 31, 2017. We are committed to delivering safe production through relentless emphasis on Operational Excellence. We are also focused on growing production and Mineral Reserves through the exploration and acquisition of assets for accretive growth, while maintaining financial strength.

On March 31, 2017, we resolved our outstanding export duty liability in Argentina and entered into the tax moratorium system which converted the export duty liability to Argentine pesos ("ARS"). We have agreed to pay approximately ARS 1 billion, of which we paid 5% upon entry and the balance will be in equal installments over 60 months. Outstanding ARS amounts are subject to interest at a rate of 1.5% per month.

On May 31, 2017, we completed a joint venture, called Puna Operations Inc. ("Puna Operations"), comprised of our Pirquitas property and Golden Arrow Resources Corporation's ("Golden Arrow") Chinchillas property of which we own 75% and we are the operator.

Effective August 1, 2017, we changed our name to SSR Mining Inc. from Silver Standard Resources Inc. to better reflect our business focus as a precious metals producer.

On September 7, 2017, we reported positive results of a PEA for the Seabee Gold Operation, which provides a mine expansion scenario. The PEA contemplates near-term production growth, extends production to 2024, expands operating margins and improves processing plant performance while requiring low capital investment. We filed a technical report titled “NI 43-101 Technical Report for the Seabee Gold Operation, Saskatchewan, Canada” in support of the PEA, which is available on SEDAR at www.sedar.com, the EDGAR section of the SEC website at www.sec.gov and on our website. The PEA is preliminary in nature and includes Inferred Mineral Resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as Mineral Reserves, and there is no certainty that the PEA will be realized. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

On December 27, 2017, we announced that we had received approval of the EIA from the Argentine regulatory authorities for Puna Operations' Chinchillas project in Jujuy Province, Argentina. Development activities commenced, with first ore feed to the Pirquitas mill expected in the second half of 2018. Priority development activities include initiating the earthworks projects at Chinchillas and commencing construction activities at Pirquitas, as well as pioneering works for pre-stripping at the Chinchillas deposit.

During 2017, we sold 7.9 million common shares of Pretium, realizing pre-tax cash proceeds of $68.6 million. At December 31, 2017, we held 9.04 million common shares, representing approximately 4.99% of Pretium. Subsequent to year-end, we divested of an additional 3.6 million shares of Pretium for pre-tax proceeds of approximately $25.0 million.

SSR Mining Inc.	PAGE 16

During 2017, we also completed the sale of our Berenguela exploration project in Peru.

On January 1, 2018, we appointed Ms. Elizabeth A. Wademan and Mr. Simon A. Fish, to our Board of Directors with the objective to strengthen the Board's expertise in the areas of international capital markets and legal and corporate governance.

Mineral Reserves and Mineral Resources

At December 31, 2017, our total Proven and Probable gold Mineral Reserves estimate was 3.92 million ounces and total Proven and Probable silver Mineral Reserves estimate was 52.9 million ounces. Mineral Reserves estimates for the Marigold mine, the Seabee Gold Operation and Puna Operations have been determined based on prices of $1,250 per ounce of gold and $18.00 per ounce of silver. These prices are unchanged from those used to determine the Mineral Reserves estimate at December 31, 2016, reflecting market conditions and consensus long-term metal prices. All Mineral Resources and Mineral Reserves estimates are reported on a 100% basis, except for Puna Operations, Mineral Resources and Mineral Reserves estimates of silver ounces for Puna Operations are reported on a 75% attributable basis.
At Marigold, positive exploration results and discoveries led to increases of Mineral Reserves and Mineral Resources. Probable Mineral Reserves increased by 12% to 3.19 million ounces of gold, after accounting for mining depletion and changes to mining cost assumptions, while gold grade increased to 0.46 g/t. The increase in Probable Mineral Reserves is attributable to our successful infill and exploration drilling programs, which converted Mineral Resources at East Basalt, and Mackay Phase 4, collectively contributing 360,000 ounces of gold. A modeling improvement supported by several years of positive tonnage reconciliation resulted in an increase of 280,000 ounces of gold to Probable Mineral Reserves. Indicated Mineral Resources increased by 10% to 5.47 million ounces of gold (370.2 million tonnes at an average grade of 0.46 g/t) after accounting for mining depletion and changes to mining cost assumptions. The increase in Indicated Mineral Resources (inclusive of Mineral Reserves) is attributed to the above items and drilling additions and conversion of approximately 280,000 gold ounces at Valmy, East Basalt, Battle Cry and Mackay Phase 4 areas. Inferred Mineral Resources declined 10% to 630,000 ounces of gold (49.7 million tonnes at an average gold grade of 0.41 g/t) due to conversion.
At the Seabee Gold Operation, Proven and Probable Mineral Reserves total 437,000 ounces of gold, a 21% increase, after depletion, compared to year-end 2016 as a result of conversion and development drilling. Average Mineral Reserve grade has increased to 9.88 g/t gold due to the addition of higher grade Mineral Reserves from Santoy 8 and Santoy Gap. Proven and Probable Mineral Reserve increases are due to conversion of 78,000 gold ounces at Santoy 8A and 97,000 gold ounces at Santoy Gap. Measured and Indicated Mineral Resources (inclusive of Mineral Reserves) total 681,000 gold ounces at year-end 2017, reflecting an increase of 155,000 gold ounces at Santoy 8 and 158,000 gold ounces at Santoy Gap. As at December 31, 2017, Inferred Mineral Resources total 674,000 gold ounces (2.26 million tonnes at an average gold grade of 9.29 g/t), reflecting a 5% increase as exploration activities during 2017 more than offset conversion.
At Puna Operations, Probable Mineral Reserves increased to 45.7 million ounces of silver (12.76 million tonnes at an average silver grade of 149 g/t) due to the addition of the Chinchillas project which added 43.4 million ounces of silver. Measured and Indicated Mineral Resources (inclusive of Mineral Reserves) total 92.5 million ounces of silver within the open pit, underground and stockpile inventory at both Chinchillas and Pirquitas. Inferred Mineral Resources total 30.8 million ounces of silver (22.0 million tonnes at an average silver grade of 58 g/t) at December 31, 2017.

SSR Mining Inc.	PAGE 17

Details on Mineral Reserves and Mineral Resources by mine including tonnes, grades, ounces and notes, are presented below.

Mineral Reserves and Resources
(As of December 31, 2017)

								SSRM Interest	SSRM Interest
	Location	Tonnes	Silver	Gold	Lead	Zinc	SSRM	Silver	Gold
		millions	g/t	g/t	%	%	% Interest	million oz	million oz

MINERAL RESERVES:

Proven Mineral Reserves
Seabee	Canada	0.26		7.58			100		0.06
Chinchillas	Argentina	1.64	180		0.75	0.42	75	7.1
Total								7.1	0.06

Probable Mineral Reserves
Marigold	U.S.	205.10		0.46			100		3.00
Marigold Leach Pad Inventory	U.S.						100		0.19
Seabee	Canada	1.12		10.41			100		0.37
Chinchillas	Argentina	10.07	150		1.27	0.50	75	36.3
Pirquitas Stockpiles	Argentina	1.05	90			0.69	75	2.3
San Luis	Peru	0.51	447	18.06			100	7.2	0.29
Total								45.8	3.85

Proven and Probable Mineral Reserves
Marigold	U.S.	205.10		0.46			100		3.00
Marigold Leach Pad Inventory	U.S.						100		0.19
Seabee	Canada	1.37		9.88			100		0.44
Chinchillas	Argentina	11.71	154		1.20	0.49	75	43.4
Pirquitas Stockpiles	Argentina	1.05	90			0.69	75	2.3
San Luis	Peru	0.51	447	18.06			100	7.2	0.29
Total Proven and Probable								52.9	3.92

SSR Mining Inc.	PAGE 18

								SSRM Interest	SSRM Interest
	Location	Tonnes	Silver	Gold	Lead	Zinc	SSRM	Silver	Gold
		millions	g/t	g/t	%	%	% Interest	million oz	million oz

MINERAL RESOURCES:

Measured Mineral Resource (inclusive of Proven Mineral Reserves)
Seabee	Canada	0.57		9.29			100		0.17
Chinchillas	Argentina	3.09	128		0.60	0.41	75	9.5
Pitarrilla	Mexico	12.35	90		0.70	1.22	100	35.7
Total								45.3	0.17

Indicated Mineral Resources (inclusive of Probable Mineral Reserves)
Marigold	U.S.	370.20		0.46			100		5.47
Marigold Leach Pad Inventory	U.S.						100		0.19
Seabee	Canada	1.40		11.33			100		0.51
Chinchillas	Argentina	26.20	98		0.94	0.62	75	62.1
Pirquitas UG	Argentina	2.63	292			4.46	75	18.6
Pirquitas Stockpiles	Argentina	1.05	90			0.69	75	2.3
Pitarrilla	Mexico	147.02	97		0.32	0.87	100	460.7
Pitarrilla UG	Mexico	5.43	165		0.68	1.34	100	28.8
San Luis	Peru	0.48	578	22.40			100	9.0	0.35
Amisk	Canada	30.15	6	0.85			100	6.0	0.83
Total								587.5	7.34

Measured and Indicated Mineral Resources (inclusive of Mineral Reserves)
Marigold	U.S.	370.20		0.46			100		5.47
Marigold Leach Pad Inventory	U.S.						100		0.19
Seabee	Canada	1.97		10.74			100		0.68
Chinchillas	Argentina	29.29	101		0.90	0.60	75	71.6
Pirquitas UG	Argentina	2.63	292			4.46	75	18.6
Pirquitas Stockpiles	Argentina	1.05	90			0.69	75	2.3
Pitarrilla	Mexico	159.36	97		0.35	0.89	100	496.5
Pitarrilla UG	Mexico	5.43	165		0.68	1.34	100	28.8
San Luis	Peru	0.48	578	22.40			100	9.0	0.35
Amisk	Canada	30.15	6	0.85			100	6.0	0.83
Total Measured and Indicated								632.7	7.52

Inferred Mineral Resources
Marigold	U.S.	49.70		0.41			100		0.63
Seabee	Canada	2.26		9.29			100		0.67
Chinchillas	Argentina	20.92	50		0.54	0.81	75	25.4
Pirquitas UG	Argentina	1.08	207			7.45	75	5.4
Pitarrilla	Mexico	8.52	77		0.18	0.58	100	21.2
Pitarrilla UG	Mexico	1.23	138		0.89	1.25	100	5.5
San Luis	Peru	0.02	270	5.60			100	0.2	0.00
Amisk	Canada	28.65	4	0.64			100	3.7	0.59
Total Inferred								61.4	1.90

SSR Mining Inc.	PAGE 19

Notes to Mineral Reserves and Mineral Resources Table
All estimates set forth in the Mineral Reserves and Mineral Resources table have been prepared in accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”). The estimates of Mineral Reserves and Mineral Resources for each property other than the Marigold mine, the Seabee Gold Operation and the Amisk project have been reviewed and approved by Bruce Butcher, P.Eng., our Director, Mine Planning, and F. Carl Edmunds, P.Geo., our Chief Geologist, each of whom is a Qualified Person.
Mineral Resources are reported inclusive of Mineral Reserves. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability. Due to the uncertainty that may be attached to Inferred Mineral Resources, it cannot be assumed that all or any part of an Inferred Mineral Resource will be upgraded to an Indicated or Measured Mineral Resource as a result of continued exploration.
Mineral Resources and Mineral Reserves estimates of silver ounces for Puna Operations are reported on a 75% attributable basis. Mineral Resources and Mineral Reserves figures have some rounding applied, and thus totals may not sum exactly. All ounces reported herein represent troy ounces, and “g/t” represents grams per tonne. All $ references are in U.S. dollars. All Mineral Reserves and Mineral Resources estimates are as of December 31, 2017.
Metal prices utilized for Mineral Reserves estimates are $1,250 per ounce of gold, $18.00 per ounce of silver, $0.90 per pound of lead and $1.00 per pound of zinc, except as noted below for the San Luis project. Metal prices utilized for Mineral Resources estimates are $1,400 per ounce of gold, $20.00 per ounce of silver, $1.10 per pound of lead and $1.30 per pound of zinc, except as noted below for each of the Chinchillas project, the San Luis project and the Amisk project.
All technical reports for the properties are available under our profile on the SEDAR website at www.sedar.com or on our website at www.ssrmining.com.
Marigold Mine

▪
Except for updates to cost parameters and metal price assumptions noted above, all other key assumptions, parameters and methods used to estimate Mineral Reserves and Mineral Resources and the data verification procedures followed are set out in the technical report entitled “NI 43-101 Technical Report on the Marigold Mine, Humboldt County, Nevada” dated November 19, 2014 (the "Marigold Technical Report"). For additional information about the Marigold mine, readers are encouraged to review the Marigold Technical Report.

▪
Mineral Reserves estimate was prepared under the supervision of Thomas Rice, SME Registered Member, a Qualified Person and our Technical Services Manager at the Marigold mine, and is reported at a cut-off grade of 0.065 g/t payable gold.

▪
Mineral Resources estimate was prepared under the supervision of James N. Carver, SME Registered Member, our Chief Geologist at the Marigold mine, and Karthik Rathnam, MAusIMM (CP), our Chief Engineer at the Marigold mine, each of whom is a Qualified Person. Mineral Resources estimate is reported based on an optimized pit shell at a cut-off grade of 0.065 g/t payable gold, and includes an estimate of Mineral Resources for mineralized stockpiles. Mineral Resources for mineralized stockpiles were estimated using Inverse Distance cubed.

Seabee Gold Operation

▪
Except for updates to cost parameters, metal price assumptions noted above, mill recovery and dilution to include recent operating results, and resource modeling techniques based on recommendations set forth in the technical report entitled “NI 43-101 Technical Report for the

SSR Mining Inc.	PAGE 20

Seabee Gold Operation, Saskatchewan, Canada” dated October 20, 2017 (the “Seabee Gold Operation Technical Report”), all other key assumptions, parameters and methods used to estimate Mineral Reserves and Mineral Resources and the data verification procedures followed are set out in the Seabee Gold Operation Technical Report. For additional information about the Seabee Gold Operation, readers are encouraged to review the Seabee Gold Operation Technical Report.

▪
Mineral Reserves estimate was prepared under the supervision of Kevin Fitzpatrick, P.Eng., a Qualified Person and our Engineering Supervisor at the Seabee Gold Operation. Mineral Reserves estimate for the Seabee mine is reported at a cut-off grade of 4.55 g/t gold, and for the Santoy mine is reported at a cut-off grade of 3.68 g/t gold.

▪
Mineral Resources estimate was prepared under the supervision of Jeffrey Kulas, P.Geo., a Qualified Person and our Manager Geology, Mining Operations at the Seabee Gold Operation. Mineral Resources estimate for the Seabee mine is reported at a cut-off grade of 4.06 g/t gold, and for the Santoy mine is reported at a cut-off grade of 3.29 g/t gold.

▪
Block modeling techniques were used for Mineral Resources and Mineral Reserves evaluation for the Santoy mine and the majority of the Seabee mine. Polygonal techniques were used in areas of historical mining at the Seabee mine.

▪
The preliminary economic assessment set forth in the Seabee Technical Report is preliminary in nature, and it includes Inferred Mineral Resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as Mineral Reserves, and there is no certainty that the preliminary economic assessment will be realized. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

Puna Operations

▪
Chinchillas Mineral Reserves estimate is reported at a cut-off grade of $32.56 per tonne net smelter return (“NSR”). For additional information on the key assumptions, parameters and methods used to estimate Chinchillas Mineral Reserves and the data verification procedures followed, readers are encouraged to review the technical report entitled “NI 43-101 Technical Report Pre-feasibility Study of the Chinchillas Silver-Lead-Zinc Project, Jujuy Province, Argentina” dated May 15, 2017 (the “Chinchillas Technical Report”).

▪
Chinchillas Mineral Resources estimate is reported at a base case cut-off grade, which reflects the transport to and processing of ore at the Pirquitas property, of 60.00 grams per tonne silver equivalent based on projected operating costs and using metal price assumptions of $22.50 per ounce of silver, $1.00 per pound of lead and $1.10 per pound of zinc. For additional information on the key assumptions, parameters and methods used to estimate Chinchillas Mineral Resources and the data verification procedures followed, readers are encouraged to review the Chinchillas Technical Report.

▪
Pirquitas underground Mineral Resources (Pirquitas UG) estimate is reported below the completed open pit shell; Mineral Resources estimate for the Mining Area (which includes San Miguel, Chocaya, Oploca and Potosí zones) is reported at a cut-off grade of $100.00 per tonne NSR for San Miguel, Oploca and Potosi, and $90.00 per tonne NSR for Cortaderas.

▪
Pirquitas Mineral Reserves and Pirquitas Mineral Resources estimates in surface stockpiles are reported at a cut-off grade of $16.93 per tonne NSR, respectively, and were determined based on grade, rehandling costs and recovery estimates from metallurgical testing.

San Luis Project

▪	Mineral Reserves estimate is reported at a cut-off grade of 6.9 g/t gold equivalent, using metal price assumptions of $800 per ounce of gold and $12.50 per ounce of silver.

SSR Mining Inc.	PAGE 21

▪	Mineral Resources estimate is reported at a cut-off grade of 6.0 g/t gold equivalent, using metal price assumptions of $600 per ounce of gold and $9.25 per ounce of silver.

Pitarrilla Project

▪	Mineral Resources estimate for the open pit is reported at a cut-off grade of $16.38 per tonne NSR for direct leach material, and $16.40 per tonne NSR for flotation/leach material.

▪
Underground Mineral Resources (Pitarrilla UG) estimate is reported below the constrained open pit resource shell above a cut-off grade of $80.00 per tonne NSR, using grade shells that have been trimmed to exclude distal and lone blocks that would not support development costs.

Amisk Project

▪
Mineral Resources estimate was prepared by Sebastien Bernier, P.Geo., Principal Consultant (Resource Geology), SRK Consulting (Canada) Inc., a Qualified Person. Mineral Resources estimate is reported at a cut-off grade of 0.40 grams of gold equivalent per tonne using metal price assumptions of $1,100 per ounce of gold and $16.00 per ounce of silver inside conceptual pit shells optimized using metallurgical and process recovery of 87%, overall ore mining and processing costs of $15.00 per tonne and overall pit slope of fifty-five degrees.

SSR Mining Inc.	PAGE 22

Qualified Persons
Except as otherwise set out herein, the scientific and technical information contained in this news release relating to the Marigold mine has been reviewed and approved by Thomas Rice and James N. Carver, each of whom is a SME Registered Member and a Qualified Person under NI 43-101. Mr. Rice is our Technical Services Manager and Mr. Carver is our Chief Geologist at the Marigold mine. The scientific and technical data contained in this news release relating to the Seabee Gold Operation has been reviewed and approved by Cameron Chapman, P.Eng., and Jeffrey Kulas, P. Geo., each of whom is a Qualified Person under NI 43-101. Mr. Chapman is our General Manager and Mr. Kulas is our Manager Geology, Mining Operations at the Seabee Gold Operation. The scientific and technical information contained in this news release relating to Puna Operations has been reviewed and approved by Bruce Butcher, P.Eng., and F. Carl Edmunds, P. Geo., each of whom is a Qualified Person under NI 43-101. Mr. Butcher is our Director, Mine Planning and Mr. Edmunds is our Chief Geologist.

Management Discussion & Analysis and Conference Call

This news release should be read in conjunction with our audited consolidated financial statements and the MD&A as filed with the Canadian Securities Administrators and available at www.sedar.com or our website at www.ssrmining.com.

▪	Conference call and webcast: Friday, February 23, 2018, at 11:00 a.m. EST.

Toll-free in U.S. and Canada:	+1 (800) 319-4610
All other callers:	+1 (416) 915-3239
Webcast:	http://ir.ssrmining.com/investors/events

▪	The conference call will be archived and available on our website.
Audio replay will be available for two weeks by calling:

Toll-free in U.S. and Canada:	+1 (855) 669-9658, replay code 1988
All other callers:	+1 (412) 317-0088, replay code 1988

About SSR Mining

SSR Mining Inc. is a Canadian-based precious metals producer with three operations, including the Marigold mine in Nevada, U.S., the Seabee Gold Operation in Saskatchewan, Canada and the 75%-owned and operated Puna Operations joint venture in Jujuy, Argentina. We also have two feasibility stage projects and a portfolio of exploration properties in North and South America. We are committed to delivering safe production through relentless emphasis on Operational Excellence. We are also focused on growing production and Mineral Reserves through the exploration and acquisition of assets for accretive growth, while maintaining financial strength.

SOURCE: SSR Mining Inc.

SSR Mining Inc.	PAGE 23

For further information contact:
W. John DeCooman, Jr.
Vice President, Business Development and Strategy
SSR Mining Inc.
Vancouver, BC
N.A. toll-free: +1 (888) 338-0046
All others: +1 (604) 689-3846
E-Mail: invest@ssrmining.com

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Cautionary Note Regarding Forward-Looking Statements:

This news release contains forward-looking information within the meaning of Canadian securities laws and forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 (collectively, “forward-looking statements”). All statements, other than statements of historical fact, are forward-looking statements.

Generally, forward-looking statements can be identified by the use of words or phrases such as “expects,” “anticipates,” “plans,” “projects,” “estimates,” “assumes,” “intends,” “strategy,” “goals,” “objectives,” “potential,” “believes,” or variations thereof, or stating that certain actions, events or results “may,” “could,” “would,” “might” or “will” be taken, occur or be achieved, or the negative of any of these terms or similar expressions. The forward-looking statements in this news release relate to, among other things: future production of gold, silver and other metals, including forecasted production increase by 27% in 2021; timing of production; future costs of inventory; cash costs and AISC per payable ounce of gold, silver and other metals sold; expected exploration and development expenditures; the prices of gold, silver and other metals; our ability to discover new areas of mineralization, to convert Inferred Mineral Resources to Indicated Mineral Resources, to expand Mineral Reserves and to convert Mineral Resources into Mineral Reserves; expansion of the Seabee Gold Operation based on the results of the PEA; the PEA representing production growth, improved margins and processing plant performance and low capital investment; timing, amount and duration of future production of gold under the PEA; the timing of closure of the original Seabee mine; the timing of awarding construction contracts for the Chinchillas project’s supporting infrastructure; expected timing of construction of and ore delivery from the Chinchillas project; the expected timing of first ore delivery to the Pirquitas mill and anticipated production resulting therefrom; the anticipated effect of equipment purchases at Marigold mine on future production; the expected benefits of the new leach pad at the Marigold mine; the effects of laws, regulations and government policies affecting our operations or potential future operations; our exposure to fluctuations in ARS and interest rates on the liability under the tax moratorium; future successful exploration and development of our projects; the sufficiency of our current working capital, anticipated operating cash flow or our ability to raise necessary funds; estimated production rates for gold, silver and other metals produced by us; the estimated cost of sustaining capital; ongoing or future development plans and capital replacement, improvement or remediation programs; the estimates of expected or anticipated economic returns from our mining projects, including future sales of metals, concentrate or other products produced by us; and our plans and expectations for our properties and operations.

These forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those expressed or implied, including, without limitation, the following: uncertainty of production, development plans and cost estimates for the Marigold mine, the Seabee Gold Operation, Puna Operations and our projects; our ability to replace Mineral Reserves; our ability to obtain necessary permits for the Chinchillas project; commodity price fluctuations; political or economic instability and unexpected regulatory changes; currency and interest rate fluctuations; the possibility of future losses; general economic conditions; fully realizing the value of our shareholdings in Pretium Resources Inc. and our other marketable securities, due to changes in price, liquidity or disposal

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cost of such marketable securities; counterparty and market risks related to the sale of our concentrate and metals; uncertainty in the accuracy of Mineral Reserves and Mineral Resources estimates and in our ability to extract mineralization profitably; differences in U.S. and Canadian practices for reporting Mineral Reserves and Mineral Resources; lack of suitable infrastructure or damage to existing infrastructure; future development risks, including start-up delays and cost overruns; our ability to obtain adequate financing for further exploration and development programs and opportunities; uncertainty in acquiring additional commercially mineable mineral rights; delays in obtaining or failure to obtain governmental permits, or non-compliance with our permits; our ability to attract and retain qualified personnel and management; potential labour unrest, including labour actions by our unionized employees at Puna Operations; the impact of governmental regulations, including health, safety and environmental regulations, including increased costs and restrictions on operations due to compliance with such regulations; reclamation and closure requirements for our mineral properties; failure to effectively manage our tailings facilities; social and economic changes following closure of a mine, may lead to adverse impacts and unrest; unpredictable risks and hazards related to the development and operation of a mine or mineral property that are beyond our control; indigenous peoples’ title claims and rights to consultation and accommodation may affect our existing operations as well as development projects and future acquisitions; assessments by taxation authorities in multiple jurisdictions; claims and legal proceedings, including adverse rulings in litigation against us and/or our directors or officers; compliance with anti-corruption laws and internal controls, and increased regulatory compliance costs; complying with emerging climate change regulations and the impact of climate change, including extreme weather conditions; fully realizing our interest in deferred consideration received in connection with recent divestitures; uncertainties related to title to our mineral properties and the ability to obtain surface rights; the sufficiency of our insurance coverage; civil disobedience in the countries where our mineral properties are located; operational safety and security risks; actions required to be taken by us under human rights law; competition in the mining industry for mineral properties; our ability to complete and successfully integrate an announced acquisition; an event of default under our Notes may significantly reduce our liquidity and adversely affect our business; failure to meet covenants under our senior secured revolving credit facility; conflicts of interest that could arise from certain of our directors’ and officers’ involvement with other natural resource companies; information systems security threats; and those other various risks and uncertainties identified under the heading “Risk Factors” in our most recent Annual Information Form filed with the Canadian securities regulatory authorities and included in our most recent Annual Report on Form 40-F filed with the U.S. Securities and Exchange Commission (“SEC”).

This list is not exhaustive of the factors that may affect any of our forward-looking statements. Our forward-looking statements are based on what our management considers to be reasonable assumptions, beliefs, expectations and opinions based on the information currently available to it. Assumptions have been made regarding, among other things, our ability to carry on our exploration and development activities, our ability to meet our obligations under our property agreements, the timing and results of drilling programs, the discovery of Mineral Resources and Mineral Reserves on our mineral properties, the timely receipt of required approvals and permits, including those approvals and permits required for successful project permitting, construction and operation of our projects, the price of the minerals we produce, the costs of operating and exploration expenditures, our ability to operate in a safe, efficient and effective manner, our ability to obtain financing as and when required and on reasonable terms, our ability to continue operating the Marigold mine, the Seabee Gold Operation and Puna Operations, dilution and mining recovery assumptions, assumptions regarding stockpiles, the success of mining, processing, exploration and development activities, the accuracy of geological, mining and metallurgical estimates, no significant unanticipated operational or technical difficulties, maintaining good relations with the communities surrounding the Marigold mine, the Seabee Gold Operation and Puna Operations, no significant events or changes relating to regulatory, environmental, health and safety matters, certain tax matters and no significant and continuing adverse changes in general economic conditions or conditions in the financial markets (including commodity prices, foreign exchange rates and inflation rates). You are cautioned that the foregoing list is not exhaustive of all factors and assumptions which may have been used. We cannot assure you that actual events, performance or results will be consistent with these forward-looking statements, and management’s assumptions may prove to be incorrect. Our forward-looking statements reflect current expectations regarding future events and operating performance and speak only as of the date hereof and we do not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change other

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than as required by applicable law. For the reasons set forth above, you should not place undue reliance on forward-looking statements.

Cautionary Note to U.S. Investors

This news release includes Mineral Reserves and Mineral Resources classification terms that comply with reporting standards in Canada and the Mineral Reserves and the Mineral Resources estimates are made in accordance with NI 43-101. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. These standards differ significantly from the requirements of the SEC set out in SEC Industry Guide 7. Consequently, Mineral Reserves and Mineral Resources information included in this news release is not comparable to similar information that would generally be disclosed by domestic U.S. reporting companies subject to the reporting and disclosure requirements of the SEC. Under SEC standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically produced or extracted at the time the reserve determination is made.

In addition, the SEC’s disclosure standards normally do not permit the inclusion of information concerning “Measured Mineral Resources,” “Indicated Mineral Resources” or “Inferred Mineral Resources” or other descriptions of the amount of mineralization in mineral deposits that do not constitute “reserves” by U.S. standards in documents filed with the SEC. U.S. investors should understand that “Inferred Mineral Resources” have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. Moreover, the requirements of NI 43-101 for identification of “reserves” are also not the same as those of the SEC, and reserves reported by us in compliance with NI 43-101 may not qualify as “reserves” under SEC standards. Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with U.S. standards.

Cautionary Note Regarding Non-GAAP Measures

This news release includes certain terms or performance measures commonly used in the mining industry that are not defined under International Financial Reporting Standards (“IFRS”), including free cash flow, cash costs and AISC per payable ounce of precious metals sold, realized metal prices, adjusted attributable income (loss) before tax, adjusted attributable net income (loss), adjusted basic attributable income (loss) per share, income from mine operations, operating income and working capital. Non-GAAP financial measures do not have any standardized meaning prescribed under IFRS and, therefore, they may not be comparable to similar measures reported by other companies. We believe that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate our performance. The data presented is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These non-GAAP measures should be read in conjunction with our consolidated financial statements. Readers should refer to “Non-GAAP and Additional GAAP Financial Measures” in section 10 of our MD&A, available under our corporate profile at www.sedar.com or on our website at www.ssrmining.com, for a more detailed discussion of how we calculate such measures and for a reconciliation of such measures to IFRS terms.

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